Exhibit (h)(2)(vii)

December 10, 2004

Legal Department

ALPS Mutual Funds Services, Inc. 1625 Broadway, Ste. 2200

Denver, CO 80202

To whom it may concern,

Please accept this letter as notification of our intent to add the Westcore Small-Cap Value Fund pursuant to Section 15 of the Transfer Agency and Service Agreement between Westcore Trust and ALPS Mutual Funds Services, Inc. dated October 13, 2003.

Please sign below acknowledging that ALPS Mutual Funds Services, Inc. agrees to provide such services effective December 13, 2004. Please maintain the original with Westcore Funds legal records and send copies to Denver Investment Advisors LLC and Davis Graham and Stubbs for each of its files.